UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2009.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 30, 2009

Mizuho Financial Group, Inc.

By:	/s/ Takashi Tsukamoto
Name:	Takashi Tsukamoto
Title:	Deputy President / CFO

To whom it may concern:	January 30, 2009

Company name	Mizuho Financial Group, Inc. (“MHFG”)
Representative	Terunobu Maeda, President & CEO
Head Office	5-1, Marunouchi 2-chome
Chiyoda-ku, Tokyo, Japan
Code Number	8411 (TSE 1st Sec., OSE 1st Sec.)

Revision of Consolidated Earnings Estimates for Fiscal Year Ending March 31, 2009

MHFG hereby revises its consolidated earnings estimates for the fiscal year ending March 31, 2009, which were announced on November 13, 2008, as set forth below.

1.	Revision of Consolidated Earnings Estimates for Fiscal Year Ending March 31, 2009

	(billions of yen, %)
	Full Fiscal Year (Apr. 1, 2008 - Mar. 31, 2009)
	Ordinary Income	Ordinary Profits	Net Income
Previous Earnings Estimates (announced on November 13, 2008)	3,800.0	350.0	250.0
Revised Earnings Estimates	3,800.0	220.0	100.0
Net Change	—	-130.0	-150.0
Rate of Change	—	-37.1%	-60.0%

2.	Reasons for the Revision and Other Matters

(1) The dislocation of the global financial markets stemming from U.S. subprime issues has worsened with the failure of Lehman Brothers in September 2008 and has caused an economic downturn on a global scale. As a result, the economic situation in and outside of Japan has been deteriorating rapidly since the announcement of the previous estimates on November 13, 2008.

(2) Based on the above situation, under the assumption that we will be recording expenses such as credit-related costs and losses related to securitization products in the fourth quarter in amounts similar to those in the third quarter, we revise downward our earnings estimate of net income by JPY 150.0 billion to JPY 100.0 billion.

We note that, in light of the uncertainty regarding future stock market movements, we are not revising our estimate regarding gains/losses related to stocks from the previous earnings estimate.

(3) There is no revision to MHFG’s non-consolidated earnings estimates and estimates of cash dividends.

Contact Information Mizuho Financial Group, Inc.: Corporate Communications, Public Relations Office +81-3-5224-2026

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates and forecasts. Such forward-looking statements do not represent any guarantee by management of performance. These statements reflect information currently available to us and are subject to risks, uncertainties and assumptions. We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: incurrence of significant credit-related costs; declines in the value of our securities portfolio, including as a result of the impact of the dislocation in the global financial markets stemming from U.S. subprime loan issues, and changes in related valuation methods; changes in interest rates; foreign currency fluctuations; revised assumptions or other changes related to our pension plans; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; the effectiveness of our operational, legal and other risk management policies; our ability to avoid reputational harm; and effects of changes in general economic conditions in Japan or elsewhere. Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors,” and “Item 5. Operating and Financial Review and Prospects” in our most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) which is available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov. We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.